Filed by Belden Inc.
Pursuant to Rule 425
Under the Securities Act of 1933, as amended
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934, as amended
Subject Company: Belden Inc.
Subject Company’s Commission File No.: 1-12280

     This filing relates to a planned merger between Belden Inc. (“Belden”) and Cable Design Technologies Corporation (“CDT”) pursuant to the terms of an Agreement and Plan of Merger, dated as of February 4, 2004 (the “Merger Agreement”), among CDT, BC Merger Corp. and Belden. The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K filed by Belden on February 5, 2004, and is incorporated by reference into this filing.

BELDEN CDT INC. COMBINING TO CREATE A PREEMINENT SUPPLIER IN THE ELECTRONIC CABLE INDUSTRY

Safe Harbor Statement/M&A Disclosure This announcement may contain, in addition to historical information, certain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those currently anticipated as a result of a number of factors, including risks and uncertainties discussed in Belden's and Cable Design Technologies' filings with the Securities and Exchange Commission. Those risks include, among other things, the economies in North America and Europe in general and the specific marketplaces of Belden and Cable Design Technologies (CDT), rapid technological change, price fluctuations or shortages of raw materials, the competitive environment of the wire and cable industry, and those risks generally associated with the integration of the two companies. There can be no assurance that the merger will close, as to the timing of the closing, that the companies will be integrated successfully or without unanticipated costs or that anticipated synergies or other benefits will be realized. The companies assume no obligation to update any forward-looking statements as a result of new information or future events or developments.

A Preeminent Combination in Electronic Cable Economy & Scale Product Breadth and Market Diversity Channel Coverage & Customer Relationships Strong Balance Sheet and Financial Flexibility +

Transaction Summary Overview Name: Combined company to be called Belden CDT Inc. Will continue to trade on the NYSE under a new ticker Consideration: All stock, tax-free transaction Fixed exchange ratio of 2.00 CDT shares for every Belden share CDT and Belden shareholders will each own approximately 45% and 55% of the combined company, respectively Belden dividend policy to remain Timeline: Target closing during calendar quarter ending June 2004 Financial Impact: Accretive in Year 1 with synergies Key Conditions: CDT and Belden shareholder approval Regulatory approval and other customary conditions

Transaction Summary Overview (Cont'd) Key Statistics: 2003 pro forma revenue and EBITDA of approximately $1.3 billion and $118 million with synergies, respectively Pro forma cash balance of approximately $116 million Pro forma market capitalization approaching $1 billion Approximately 6,800 people worldwide Leadership: Bryan C. Cressey, current CDT Chairman, will be Chairman of the combined company C. Baker Cunningham, current Belden Chairman and CEO, will be President and CEO of the combined company Board of Directors: 5 Belden 5 CDT Key Locations: Headquarters in St. Louis, Missouri 36 manufacturing facilities throughout North America and Europe Distribution and sales locations worldwide

Organizational Structure Board of Directors Bryan Cressey Chairman Baker Cunningham President & CEO Fred Kuznik Integration Officer George Graeber Integration Officer Robert Canny Specialty Products David Harden West Penn Robert Matz Comm. Products Larrie Rose Europe Peter Sheehan Networking Peter Wickman Elec. Products Ricky Reece CFO Management will have over 150 years of industry experience

A Preeminent Supplier in the Electronic Cable Industry Economy & Scale Product Breadth and Market Diversity Channel Coverage & Customer Relationships Financial Flexibility Manufacturing in nine different countries $1.3 billion in revenue 56% revenue in North America, 44% rest of world Stronger presence in Europe Strong positions in diverse, attractive end markets including electronics, safety and security, aerospace, automotive, premise, broadcast/entertainment, and communications A significant supplier to major distributors such as Anixter and Graybar Diverse channels Key OEM relationships Strong cash flow Conservative balance sheet Improved access to capital

1,320.8 940.4 494.3 1,097.4 1,484.5 826.5 0 400 800 1,200 1,600 BGC Belden CDT CTV Superior Belden CDT Sales ($mm) 2 1 92.5 58.0 51.7 40.8 86.1 79.1 0 20 40 60 80 100 Belden CDT CTV BGC Superior Belden CDT EBITDA ($mm) 2 1 Pro Forma Sales Benchmarking Pro Forma EBITDA Benchmarking (Combined Belden CDT includes $25 million in Synergies) Notes: 1 Pro forma for CommScope acquisition of Avaya Solutions 2 Recently emerged from bankruptcy; pro forma for "reorganization and fresh start adjustments" per SEC filing Form 10 Electronic Cable Landscape Improved position in the $59 Billion Wire and Cable Industry 117.5

Pro Forma Revenue $494 million(1) $827 million(2) $1.3 billion (1) CDT revenue shown for the twelve months ended October 31, 2003. (2) Belden revenue shown for the twelve months ended December 31, 2003.

Addressing High Value End-Markets... Not a Significant Presence Major Presence Presence

....With Leading Brands and Products Broad product line with capabilities to manufacture new, high bandwidth products and deliver end-to-end network infrastructure solutions Telecom Aerospace Automotive Networking / Enterprise Industrial Nordx IBDN Mohawk DataTwist High Speed Category Products Bonded Pairs End Markets Products/Brands Belden Classics Robotic Products Factory Floor Automation Broad range of products Central Office Services High-temperature seamless tape High-performance products for aircraft and defense Aircraft entertainment cable GPS cable High-performance engine management cables

Specialty Electronic Segment

Markets	Drivers	Products/Applications
Industrial Process Control	– Factory floor automation – Robotic systems – Ethernet-based systems	– Manhattan – DataTuff® – XtraGuard®
Security & Detection	– Access control management – Government regulations – Technology development	– West Penn Products – Video over TP LAN – High-speed Coax cable – Secure shielded audio cables
Digital Networks	– Increased Productivity – Security – Reliability	– Nordx IBDN – Belden Bonded-Pairs – Installable Performance – Mohawk Category Cables

Increased market diversity and focus on high margin products

12

Products/Applications Fuel and engine system cables Seamless Tape Wrap Cables Engine microelectronic cable Navigation systems cable On-board entertainment cable Brilliance Products High-speed Coax camera cable Hybrid cables Service Management Specialty Electronic Segment (Cont'd) Increased market diversity and focus on high margin products Markets Drivers Aerospace/ Aviation Automotive Broadcast/Entertainment New aircraft construction Replacement of aging fleet FAA mandated upgrades Engine efficiency On-board electronics Oxygen sensors Sports stadiums Digital Studios Major Events

Communications Market With telecom cable demand cut in half since 2000, Belden's North America communications business has underperformed The continued business provides products to key customers in the US and Europe: Belden is currently evaluating strategic alternatives for the North American business. Communications Business Strategy: - Leverage key relationships - Address excess capacity - Evaluate strategic alternatives

Geographic Diversity $494 million(1) $827 million(2) $1.3 billion (1) CDT revenue shown for the twelve months ended October 31, 2003. (2) Belden revenue shown for the twelve months ended December 31, 2003. Considerably more scale in each market: US $746MM Europe $249MM ROW $326MM

Combined Company Synergies 18-24 months to arrive at full-synergy run-rate of $25 million/year Identified Synergies Purchasing/Logistics Corporate costs Best practices Facilities optimization Economies of scale Less incremental costs, benefits & compliance Plus Further working capital reductions Capital avoidance Leveraging brands and customer relationships Identified annual synergies, net $25 million

Channel Coverage and Customer Relationships Key Distributor Relationships End Customers and Specifiers OEMs

Strong Financial Position Sales EBIT EBITDA Net Income Combined $494M $23M $41M $8M $827M $23M $52M $8M $1,321M $46M $93M $16M Combined With Full Synergies $1,321M $70M $118M $32M Note: CDT financials based on last twelve months ended 10/31/03 Belden financials based on last twelve months ended 12/31/03 Financials are pro forma for unusual items including reduced depreciation due to impairment charge.

Financial Flexibility Cash Convertible Debentures Private Placement Notes Other Debt Total Debt Equity Combined (See Note) $38M $110M $0 $4M $114M $289M $95M $0 $202M $0 $202M $274M $116M $110M $202M $4M $316M $694M Note: Combined financials reflect transaction fees and change of control payments of $17M and equity step-up of $131M. Net Debt to Total Capitalization 22% Net Debt / EBITDA (before synergies) 2.2x Net Debt / EBITDA (with synergies) 1.7x

39 Creating the Preeminent Supplier in the Electronic Cable Industry Broad product offering Well recognized brand names Strong balance sheet and improved financial flexibility New Industry Leader with Significantly Increased Scale Wire and cable industry continues to consolidate Leading position in key end-markets Strong management vision Leading industry consolidation Strong Strategic Rationale Global scale and presence Key relationships with distributors, OEMs and customers Global Footprint, Strategic Positioning

41 Additional Information and Where to Find It Cable Design Technologies Corporation (CDT) intends to file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 and CDT and Belden Inc. (Belden) intend to file a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors and security holders of CDT and Belden are urged to read the joint proxy statement/prospectus and other relevant materials when the become available because they will contain important information about CDT, Belden and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC's website (www.sec.gov). A free copy of the joint proxy statement/prospectus when it becomes available may also be obtained from CDT at 1901 North Roselle Road, Schaumburg, IL 60195 or from Belden at 7701 Forsyth Boulevard, Suite 800, St. Louis, MO 63105.

FORWARD-LOOKING STATEMENTS

     This filing contains, in addition to statements of historical fact, certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risk and uncertainty. Actual results could differ from those currently anticipated due to a number of factors including those mentioned in documents filed with the SEC by both Belden and CDT. Forward-looking statements are based on information available to management at the time, and they involve judgments and estimates. There can be no assurance as to the timing of the closing of the merger, or whether the merger will close at all, or that the expected synergies and cost savings will be realized. Factors that could cause results to differ from expectations include the level of market demand for the products of the companies, competitive pressures, economic conditions in the U.S. and other countries where the companies operate, working capital needs, information technology spending, the ability to achieve reductions in costs, price fluctuations of raw materials and the potential unavailability thereof, foreign currency fluctuations, technological obsolescence, environmental matters, industry competition and other specific factors discussed in Belden’s Annual Report on Form 10-K filed with the SEC on March 14, 2003 and CDT’s Annual Report on Form 10-K filed with the SEC on October 29, 2003. Belden and CDT assume no responsibility to update any forward-looking statements as a result of new information or future developments.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

     CDT intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors and security holders of CDT and Belden are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about CDT, Belden and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC’s Web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained (when it becomes available) from CDT at 1901 North Roselle Road, Schaumburg, IL 60195 or Belden at 7701 Forsyth Boulevard, Suite 800, St. Louis, MO 63105.

PARTICIPANTS IN THE TRANSACTION:

     CDT, Belden and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the directors and executive officers of CDT and their ownership of CDT capital stock is set forth in the proxy statement for CDT’s 2003 annual meeting of stockholders. Information about the directors and executive officers of Belden and their ownership of Belden capital stock is set forth in the proxy statement for Belden’s 2003 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.